

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2011

Chris Angle
Chief Executive Officer
Classic Rules Judo Championships, Inc.
100 Research Drive, Suite 16
Stamford, CT 06906

> **Re:** **Classic Rules Judo Championships, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 11, 2011**
> **File No. 333-167451**

Dear Mr. Angle:

We have reviewed your responses to the comments in our letter dated November 24, 2010 and have the following additional comments.

Risk Factors, page 7

1. We note your response to our prior comment 3 and reissue. Some of your risk factors are not preceded by subheadings. Specifically, please refer to pages 7 and 9 and include a subheading for each risk factor and clearly and concisely identify a risk under each risk factor subheading. Additionally, please expand each subheading to briefly describe the risk instead of simply referencing the nature of the risk.

Selling Security Holders, page 18

2. We note your response to our prior comment 8 and reissue. We note that some selling shareholders are legal entities. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities listed in your selling shareholders table. This information should be added for each selling shareholder that is a legal entity.

3. We note your response to our prior comment 9; however, please identify separately who of your selling shareholders are broker-dealers and who are affiliates of broker-dealers.

4. We note your response to our prior comment 10, but do not see the revisions to your disclosure that are specified in your letter and thus reissue. Please refer to your disclosure on page 18 and confirm to us that Mr. Lapkin and Mr. Gruenbaum were not part of your management in the last three years or advise. In this regard, we note that it

appears from your disclosure in Footnote F on page F-11 that they were part of your management in the past.

5. We note your response to our prior comment 11 and reissue in part. Please amend your registration statement to state that: (1) Chris Angle, Jerry Gruenbaum, and N. Lapkin purchased their shares in the ordinary course of business, and (2) at the time of the purchase of the shares to be resold, Chris Angle, Jerry Gruenbaum, and N. Lapkin had no agreements or understanding, directly or indirectly, with any person to distribute the shares. The last portion of the above disclosure appears incomplete on page 18.

6. We note your response to our prior comment 12 and reissue. Please revise your disclosure on page 18 to delete the phrase "we believe" from the third full paragraph.

7. We note your response to our prior comment 13. Please also have counsel revise the legal opinion to reflect 10,575,962 shares.

8. We note your response to our prior comment 14 and reissue. Your disclosure in the founding investors table on page 27 includes identical numbers in the third and fourth columns. Please revise to list shares to be owned by your selling shareholders after completion of the offering or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact at Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3324 with any questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Jerry Gruenbaum, Esq.
        via fax: (203) 225-1244